

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2022 and 2021 and December 31, 2021

Santander


Santander
150

CONTENT

Consolidated Interim Financial Statements

Notes to the Consolidated Financial Statements

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

	As of March 31, 2022	As of December 31, 2021
	MCh$	MCh$
ASSETS		
Cash and deposits in banks	3,431,528	2,881,558
Cash items in process of collection	622,022	390,271
Financial assets for trading at fair value through profit or loss	8,876,923	9,567,818
Financial derivative contracts	8,784,375	9,494,471
Debt financial instruments	92,548	73,347
Financial assets at fair value through other comprehensive income	4,022,499	5,902,514
Debt financial instruments	3,943,937	5,803,139
Other financial instrumets	78,562	99,375
Financial derivative hedge contracts	331,273	629,136
Financial assets at amortized cost	40,425,648	40,169,358
Debt financial instruments	4,732,869	4,691,730
Interbank loans	-	428
Loans and account receivable	35,692,779	35,477,200
Investments in associates and other companies	38,962	35,934
Intangible assets	92,495	95,411
Property, plant, and equipment	180,169	190,290
Right of use assets	182,065	184,528
Current taxes	134,271	121,534
Deferred taxes	269,807	374,703
Other assets	2,676,879	2,940,495
Non-current assets and disposal groups for sale	30,749	22,207
TOTAL ASSETS	**61,767,994**	**63,505,757**
LIABILITIES		
Cash items in process of being cleared	566,920	379,934
Financial liabilities for trading at fair value through profit or loss	8,428,336	9,507,031
Financial derivative contracts	8,428,336	9,507,031
Financial derivative hedge contracts	1,930,856	1,364,210
Financial liabilitiess at amortised cost	42,183,897	44,063,270
Deposits and other demand liabilities	16,880,011	17,900,938
Time deposits and other time liabilities	10,159,808	10,131,055
Obligations under repurchase agreements	154,937	86,364
Interbank borrowings	8,574,421	8,826,583
Issued debt instruments	6,225,620	6,935,423
Other financial liabilities	189,100	182,907
Lease liabilities	140,309	139,795
Issued regulatory capital financial instruments	1,564,019	1,461,637
Provisions	497,241	463,949
Current taxes	-	-
Deferred taxes	447,451	91,462
Other liabilities	1,564,754	1,606,626
TOTAL LIABILITIES	**57,323,783**	**59,078,184**
EQUITY		
Capital	891,303	891,303
Reserves	2,550,559	2,550,559
Valuation adjustments	(445,904)	(353,850)
Other equity instruments issued other tan capital	543,998	598,136
Retained earnings	**805,957**	**647,065**
Retained earnings from prior years	911,861	57,338
Income for the year	209,766	842,467
Minus: Provision for mandatory dividends	(315,670)	(252,740)
Attributable to the shareholders of the Bank	**4,345,913**	**4,333,213**
Non-controlling interest	**98,298**	**94,360**
TOTAL EQUITY	**4,444,211**	**4,427,573**
TOTAL LIABILITIES AND EQUITY	**61,767,994**	**63,841,950**

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF INCOME

For the periods ended,

	As of March 31,	
	2022	2021
	MCh$	MCh$
OPERATING INCOME		
Interest income and readjustments	750,742	606,936
Interest expense and readjustments	(326,260)	(183,226)
Net interest income	**424,482**	**423,710**
Fee and commission income	172,129	133,051
Fee and commission expense	(74,983)	(50,251)
Net fee and commission income	**97,146**	**82,800**
Financial assets and liabilities for trading	17,706	25,484
Result for derecognizing financial assets and liabilities	14,092	(772)
Foreign currency changes, readjustments and hedge accounting	23,310	4,644
Net financial result	**55,108**	**29,356**
Income from investments in associates and other companies	1,360	303
Result of non-current assets and disposal groups for sale not admissible as discontinued	95	631
Other operating income	221	416
TOTAL OPERATING INCOME	**578,412**	**537,216**
Personnel salaries and expenses	(97,546)	(96,872)
Administrative expenses	(71,043)	(69,422)
Depreciation and amortization	(31,614)	(27,729)
Other operating expenses	(19,686)	(21,226)
Total operating expenses	**(219,889)**	**(215,249)**
OPERATING INCOME BEFORE CREDIT LOSSES	**358,523**	**321,967**
Provisions for credit risk for interbank and loans and account receivables	(103,633)	(100,087)
Provisions for credit risk for contingent and others	(17,312)	(1,586)
Recovery of written-off credits	18,100	16,936
Impairment due to credit risk of other financial assets	656	(11)
Credit loss expense	**(102,189)**	**(84,748)**
OPERATIONAL RESULT	**256,334**	**237,219**
Income from cotinuing operations before taxes	**256,334**	**237,219**
Income tax expenses	**(42,605)**	**(50,517)**
Income from continuing operations after taxes	**213,729**	**186,702**
NET INCOME FOR THE PERIOD	**213,729**	**186,702**
Attributable to:		
Shareholders of the Bank	209,766	184,445
Non-controlling interest	3,963	2,257
Earnings per share attributable to shareholders of the Bank:		
Basic earnings	1.11	0.98
Diluted earnings	1.11	0.98

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

For the periods ended,

	As of March 31,	
	2022	2021
	MCh$	MCh$
NET INCOME FOR THE PERIOD	**213,729**	**186,702**
Other comprehensive income that will not be reclassified to profit oross		
Equity instruments at fair value through other comprehensive income	(61)	3
Income tax related to the above	17	(1)
Total items that will not be reclassified to the income statements	**(44)**	**2**
Other comprehensive income that will be reclassified to profit or loss		
Debt instruments at fair value through other comprehensive income	(15,827)	(104,703)
Cash flow hedge	(108,177)	(74,611)
Income tax related to the above	31,999	48,420
Total items that will be reclassified to the income statements	**(92,005)**	**(130,894)**
Other comprehensive income for the year, net of tax	**(92,049)**	**(130,892)**
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	**121,680**	**55,810**
Attributable to:		
Shareholders of the Bank	117,731	53,658
Non-controlling interests	3,949	2,152

The accompanying notes form integral part of these consolidated financial statements

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended,

		RESERVES		VALUATION ADJUSTMENTS				RETAINED EARNINGS					
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	OTHER EQUITY INSTRUMENT	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2020	**891,303**	**2,345,804**	**(2,224)**	**101,696**	**(136,765)**	**9,776**	**-**	**27,171**	**547,614**	**(164,284)**	**3,620,091**	**84,683**	**3,704,774**
Distribution of income from previous period	-	-	-	-	-	-	-	547,614	(547,614)	-	-	-	-
Equity as of January 1, 2020	**891,303**	**2,345,804**	**(2,224)**	**101,696**	**(136,765)**	**9,776**	**-**	**574,785**	**-**	**(164,284)**	**3,620,091**	**84,683**	**3,704,774**
Issue perpetual instruments	-	-	-	-	-	-	598,136	-	-	-	**598,136**	-	**598,136**
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	(310,468)	-	164,284	**(146,184)**	-	**(146,184)**
Transfer of retained earnings to reserves	-	206,979	-	-	-	-	-	(206,979)	-	-	**-**	-	**-**
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(252,740)	**(252,740)**	-	**(252,740)**
Subtotal	-	**206,979**	-	-	-	-	**598,136**	**(517,447)**	-	**(88,456)**	**199,212**	-	**199,212**
Other comprehensive income	-	-	-	(214,689)	(236,816)	122,948	-	-	-	-	**(328,557)**	(284)	**(328,841)**
Result of continuous operations	-	-	-	-	-	-	-	-	842,467	-	842,467	9,961	852,428
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	**(214,689)**	**(236,816)**	**122,948**	-	-	**842,467**	-	**513,910**	9,677	**523,587**
Equity as of December 31, 2021	**891,303**	**2,552,783**	**(2,224)**	**(112,993)**	**(373,581)**	**132,724**	**598,136**	**57,338**	**842,467**	**(252,740)**	**4,333,213**	**94,360**	**4,427,573**
Distribution of income from previous period	-	-	-	-	-	-		842,467	(842,467)	-	-	-	-
Equity as of January 1, 2022	**891,303**	**2,552,783**	**(2,224)**	**(112,993)**	**(373,581)**	**132,724**	**598,136**	899,805	**-**	**(252,740)**	**4,333,213**	**94,360**	**4,427,573**
Issue perpetual instruments	-	-	-	-	-	-	(54,138)	-	-	-	**(54,138)**	-	**(54,138)**
Dividends distributions / withdrawals made	-	-	-	-	-	-	-	-	-	-	-	-	-
Transfer of retained earnings to reserves	-	-	-	-	-	-	-	-	-	-	-	-	-
First adoption of CNCB	-	-	-	-	-	-	-	12,056	-	-	**12,056**	-	**12,056**
Provision for mandatory dividends	-	-	-	-	-	-	-	-	-	(62,930)	**(62,930)**	(30)	**(62,960)**
Subtotal	-	-	-	-	-	-	**(54,138)**	**12,056**	-	**(62,930)**	**(105,012)**	**(30)**	**(105,042)**
Other comprehensive income	-	-	-	(16,077)	(108,177)	32,200	-	-	-	-	**(92,054)**	5	**(92,049)**
Result of continuous operations	-	-	-	-	-	-	-	-	209,766	-	**209,766**	3,963	**213,729**
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	**(16,077)**	**(108,177)**	**32,200**	-	-	**209,766**	-	**117,712**	**3,968**	**121,680**
Equity as of March 31, 2022	**891,303**	**2,552,783**	**(2,224)**	**(129,070)**	**(481,758)**	**164,924**	**543,998**	**911,861**	**209,766**	**(315,670)**	**4,345,913**	**98,298**	**4,444,211**

The accompanying notes form integral part of these consolidated financial statements.

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%		
Year 2020 (Shareholders meeting April 2021)	517,447	206,979	310,468	60	188,446,126,794	1.647

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended,

	As of March 31,	
	2022	2021
	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES	**213,729**	**186,702**
NET INCOME FOR THE YEAR		
Adjustments for non-cash items included in net income	**(324,974)**	**(326,686)**
Depreciation and amortization	31,614	27,729
Provision for loan losses	120,289	101,684
Mark to market of trading investments	-	64
Income from investments in associates and other companies	(1,360)	(303)
Net gain on sale of assets received in lieu of payment	(380)	(1,330)
Provision on assets received in lieu of payment	40	154
Net gain on sale of property, plant and equipment	(19)	(70)
Net interest income	(424,482)	(423,710)
Net fee and commission income	(97,146)	(82,800)
Changes in deferred taxes	41,331	46,490
Other non-cash items	5,139	5,406
Increase/decrease in operating assets and liabilities	**1,205,544**	**518,491**
(Increase) of loans and accounts receivables from customers	(136,713)	(111,833)
Decrease (increase) of financial investments	1,485,534	(187,094)
Decrease (increase) por contrato de retrocompra (activos)	-	-
Decrease (increase) of interbank loans	428	13,897
Decrease of assets received or awarded in lieu of payment	(232)	4,565
Increase of debits in customers checking accounts	(622,435)	1,217,901
(Decrease) increase of time deposits and other time liabilities	28,752	22,068
Increase (decrease) of obligations with domestic banks	9,890	(30,102)
Increase (decrease) of other demand liabilities or time obligations	(266,475)	(67,583)
Increase of obligations with foreign banks	(126,345)	454,784
(Decrease) increase of obligations with Central Bank of Chile	(135,708)	88,697
(Decrease) increase of obligations under repurchase agreements	68,303	(890,782)
Increase (decrease) in other financial liabilities	6,194	(9,148)
(Decrease) increase of other assets and liabilities	372,723	(493,389)
Interest received	750,742	606,936
Interest paid	(326,260)	(183,226)
Dividends received from investments in other companies	-	-
Fees and commissions received	172,129	133,051
Fees and commissions paid	(74,983)	(50,251)
Total cash flow (used in) provided by operating activities	**1,094,299**	**378,507**

	NOTE	As of March 31, 2022 MCh$	2021 MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:			
Purchases of property, plant, and equipment		(686)	(7,035)
Sales of property, plant, and equipment		98	1,444
Purchases of intangible assets		(6,769)	(8,111)
Total cash flow used in investment activities		**(7,357)**	**(13,702)**
C - CASH FLOW FROM FINANCING ACTIVITIES:			
Originados por actividades de financiamiento de tenedores patrimoniales			
Placement of subordinated bond		102,481	-
Redemption of subordinated bond and payment of principal/interest		(7,491)	(7,071)
Placement of senior bond		142,644	549,620
Redemption of senior bond and payment of principal/interest		(684,365)	(300,518)
Redemption of letters of credit and payment of principal/interest		(1,183)	(1,471)
Redemption of mortgage bonds and payment of principal/interest		(2,758)	(2,752)
Lease obligation paid		(9,821)	(11,639)
Total cash flow used in financing activities		**(460,493)**	**226,169**
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		**626,489**	**590,974**
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		**(21,377)**	**12,576**
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		**2,881,558**	**2,894,620**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS		**3,486,630**	**3,498,170**

Reconciliation of liabilities that arise from financing activities	**31-12-2021**	**Cash Flow**	**Changes not related to cash flows**				**31-03-2022**
			Acquisition	**Foreign currency exchange**	**UF Inflation effect**	**Fair value changes**	
	MCh$	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**	**MCh$**
Subordinated bond	1,461,637	94,990	-	-	7,392	-	1,564,109
Senior bond	6,846,834	(541,721)	-	-	(165,387)	-	6,139,726
Mortage finance bond	81,110	(2,758)	-	-	1,246	-	79,598
Lease obligation paid	139,795	(9,821)	-	-	10,335	-	140,309
Total liabilities related to financing	**8,529,376**	**(459,310)**	**-**	**-**	**(146,414)**	**-**	**7,923,652**

The accompanying notes form integral part of these consolidated financial statements.

NOTE 01 - CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (usually referred to herein as the "Bank" or "Banco Santander-Chile") offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking. Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2021 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. Banco Santander Spain, through its subsidiaries, has control over 67.18% of the Bank's shares.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (hereinafter referred to as IFRS).

For purposes of these financial statements we use certain terms and conventions. References to "US$", "U.S. dollars" and "dollars" are to United States dollars, references to "EUR" are to European Economic Community Euro, references to "CNY" are to Chinese Yuan, reference to "JPY" are to Japanese Yuan, references to "CHF" are to Swiss franc, references to "Chilean pesos", "pesos" or "Ch$" are to Chilean pesos, and references to "UF" are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index ("CPI") of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$30,991.74 as of December 31, 2021 and Ch$29,070.33 as of December 31, 2020. In 2021, UF inflation was 6.6% compared to 2.7% in 2020. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the period.

b) Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I. has power over the investee;
II. is exposed, or has rights, to variable returns from its involvement with the investee; and
III. has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank's voting rights in an investee are sufficient to give it power, including:

- the size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
- potential voting rights held by the Bank, other vote holders or other parties;
- rights arising from other agreements; and
- any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non- in equity and attributed to owners of the Bank. controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank's accounting policies. All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank's equity and the non-controlling interests' equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly

In addition, third parties' shares in the Bank's consolidated equity are presented as "Non-controlling interests" in the Consolidated Statements of Changes in Equity. Their share in the income for the year is presented as "Attributable to non-controlling interest" in the Consolidated Statements of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i. Entities controlled by the Bank through participation in equity

Name of the Subsidiary	Main Activity	Place of Incorporation and operation	Percent ownership share								
			March 31, 2022			December 31, 2021			March 31, 2021		
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada (1)	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A. (2)	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Chile S.A. (3)	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (4)	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 24– Non-controlling interest.

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(1) On December 18, 2019, Santander Agente de Valores Limitada changed its business name to Santander Asesorías Financieras Limitada and the company's object, start offering financial advice.
(2) On October 19, 2019 Klare Corredora de Seguros S.A. was created as a digital insurance brokerage and supporting banking business company and thus is subject to banking regulations. The Banks owns the 50.10% of the company's capital share.
(3) On November 15, 2019, Financial Market Commission (FMC) authorized Banco Santander to acquire the 51% of the Santander Consumer Chile S.A. capital share from SK Berge (49%) and Banco Santander S.A. (2%). The sale was completed on November 27, 2019.
(4) On July 6, 2020, Banco Santander registered as a new subsidiary and business support company named "Sociedad Operadora de Tarjeta de Pago Santander Getnet Chile S.A".

ii. Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10 "Consolidated Financial Statements" (IFRS 10):

- Santander Gestión de Recaudación y Cobranza Limitada (collection services)
- Bansa Santander S.A. (financing revolving inventory lines to automotive dealers) (1)
- Multiplica SpA (Development card incentive programs) (2)

(1) Since December 2019, Bansa Santander S.A.("Bansa") modified it activity to financing revolving inventory lines to automotive dealers. Accordingly, Consumer has started to guide relevant activities of Bansa, and therefore it has begun to consolidate.

(2) On October 4, 2019 Multiplica Spa was created as a supporting banking business company. In accordance with IFRS 10, the Bank controls the entity, since the relevant activities are addressed by the Bank, and the Bank is exposed, or has rights, to variable returns from its involvement with the investee.

iii. Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered "Associates" in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share		
Associates	**Main activity**	**Place of Incorporation and operation**	**March 31, 2022 %**	**December 31, 2021 %**	**March 31, 2021 %**
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43	-
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00	-
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Sociedad Nexus S.A. (*)	Credit card processor	Santiago, Chile	-	-	-
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank has re-evaluated the classification of Redbanc and Transbank, due to elapsed time since those companies were classified as held-for-sale, and the fact that it was not possible to find buyers, due to the economic effects of the COVID-19 pandemic and specifically the current Chilean economic situation. Thus, the Bank has reclassified those investments as Investments in associates and accounted using the equity method.

In the case of Cámara Compensación de Pagos Alto Valor S.A., Banco Santander-Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

In the case of Servicios de Infraestructura de Mercado OTC S.A., the Bank actively participates, through its executives, in the administration and in the process of organization, which is why the Administration has concluded that it exerts significant influence on it.

c) Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as "Attributable to non-controlling interest" separately in the Consolidated Statements of Income, and separately from shareholders' equity in the Consolidated Statements of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage.

d) Functional and presentation currency

According to International Accounting Standard (IAS) 21 "The Effects of Changes in Foreign Exchange Rates", the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenue structure, has been defined as the Bank's functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as "foreign currency".

The Bank maintains its accounting records and prepares its financial statements in Chilean pesos.

e) Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank and its subsidiaries are translated to Chilean pesos at the representative market exchange rate of the month for the reported period; the rate used was Ch$854,48 as of December 31, 2021 (Ch$712.47 per US$1 as of December 31, 2020).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

f) Application of new and revised International Financial Reporting Standards

1. New and revised standards effective in current year

The following new and revised IFRS have been adopted in these financial statements:

Interest rate benchmark reform - phase 2. Issued on August 27, 2020, and once IASB has finalized its response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks by issuing a package of amendments

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

to IFRS Standards. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies' financial statements.
The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.
The amendments in this final phase relate to:

- changes to contractual cash flows—a company will not have to derecognize or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
- hedge accounting—a company will not have to discontinue its hedge accounting solely because it makes changes required by the reform, if the hedge meets other hedge accounting criteria; and
- disclosures—a company will be required to disclose information about new risks arising from the reform and how it manages the transition to alternative benchmark rates.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, with early adoption permitted.
The Bank has already implemented this standard, since it has been working since 2019 in a "transition program", under the defined road map, the Bank has identified impacted clients and areas, risks to which the Bank is exposed, determined working teams and has involved senior management in a strong governance plan and, additionally has established action´s plans for each impacted risk and impacted areas, which allow us face the challenges related to RFR elimation.

NOTE 03 – RECONCILIATION OF EQUITY AND NET INCOME

As of March 31, 2022 and December 31 2021, the shareholder equity and net income reconciliation is as follows:

	31-03-2022 MCh$	31-12-2021 MCh$
Equity under Chilean GAAP	**3,803,710**	**3,494,580**
Assets received in lieu in payment	8,678	7,683
Reverse additional provision	258,000	258,000
Perpetual bonds	543,998	598,136
Exchange rate provision adjustment	(1,750)	-
Fair value adjustment of loans at FVOCI	-	(6,062)
Debt instruments at amortised cost (remove FV)	-	311,761
ECL of loans at FVOCI	(74)	(42)
ECL of loans at AC	(109,920)	(92,901)
ECL of contingent loans	(5,672)	8,722
ECL of debt instruments at AC	-	(711)
Deferred taxes on adjustments	(40,300)	(131,341)
Minimum dividend adjustment	(12,459)	(20,252)
Equity under IFRS	**4,444,211**	**4,427,573**

Net income under Chilean GAAP	**239,706**	**784,920**
Assets received in lieu in payment	995	759
Reverse additional provision	-	132,000
Interest on perpetual bonds	(2,985)	-
Exchange rate provision adjustment	(1,750)	-
ECL of loans at FVOCI	671	(59)
ECL of loans at AC	(17,019)	(31,558)
ECL of contingent loans	(14,394)	216
ECL of debt instruments at FVOCI	-	435
ECL of debt instruments at AC	-	(711)
Consumer -- homologacion criterios	-	(1,594)
Income taxes on adjustments	8,505	(26,985)
Net income under IFRS	**213,729**	**857,423**

NOTE 04 - SIGNIFICANT EVENTS

As of March 31, 2022, the following significant events have occurred and affected the Bank's operation and Consolidated Financial Statements.

a) The Board

On March 22, 2022, at the ordinary session of the Board of Directors, the members agreed to summon an Ordinary Shareholders Meeting scheduled for April 27, 2022 with the objective to propose the distribution of profits and payment of dividends equivalent to 60% of the retained earnings as of December 31, 2021 equivalent to $2.46741747 per share and to propose that the remaining 40% of the profits will be destinated to increase the Bank's reserves.

b) Others

On February 4, 2022, the Committee for setting limits on interchange rates established the new limits on interchange rates:

- 0.6% for debit card
- 1.48% for credit card
- 1.04% for prepaid card

The Bank has estimated that the implementation will cost MM$29,000 in 2022.

NOTE 05 - SUBSEQUENT EVENTS

Shareholders' meeting

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 27, 2022, along with the approval of the Consolidated Financial Statements for 2021, the shareholders agreed to distribute 60% of the net profits for the year ("Profit attributable to equity holders of the Bank"), which amounted to $464,975 million. Those profits represent a dividend of $2.46741747 Chilean pesos for each share. Likewise, the Board approved that the remaining 40% of the profits will increase the Bank's reserves.

Nomination of external auditors

At the mentioned Ordinary Shareholders' Meeting was approved PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2022 financial year.

Others

On June 09, 2022, the President of Banco Santander-Chile announced the construction of a new corporate building with an estimated investment of USD 350 million. The new corporate building will set milestones in multiple dimensions, notably for environmental sustainability, energy efficiency, contribution to the wider city and job quality. This building is estimated to be running by 2026.

There are no other subsequent events that occurred between April 1, 2022 and the date of issuance of these Interim Consolidated Financial Statements (July 1, 2022) to disclose.

Santander